CALCIMEDICA, INC.

505 Coast Boulevard South, Suite 307

La Jolla, CA 92037

April 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Cindy Polynice

RE:	CalciMedica, Inc.

Registration Statement on Form S-3

File No. 333-271115

Ladies and Gentlemen:

CalciMedica, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 14, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Carlos Ramirez of Cooley LLP and Christine Turner of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez at (858) 550-6157, or in his absence, Christine Turner of Cooley LLP at (720) 566-4163.

Very truly yours,

CALCIMEDICA, INC.

By:	/s/ A. Rachel Leheny, Ph.D.
Name:	A. Rachel Leheny, Ph.D.
Title:	Chief Executive Officer

cc:	John Dunn, CalciMedica, Inc.

Carlos Ramirez, Cooley LLP

Christine Turner, Cooley LLP